Artesian Resources Corporation
664 Churchmans Road
Newark, DE 19702

October 7, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cheryl Brown
Irene Barberena-Meissner

Re:         Artesian Resources Corporation
Registration Statement on Form S-3 (File No. 333-266821)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artesian Resources Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:15 p.m. (Washington, D.C. time) on October 12, 2022, or as soon as practicable thereafter.

ARTESIAN RESOURCES CORPORATION

By: /s/ Dian C. Taylor
Name: Dian C. Taylor
Title: Chair of the Board of Directors, President and Chief Executive Officer